Capital Guardian Funds Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

December 30, 2013

VIA EDGAR TRANSMISSION

Ms. Amy W. Miller, Esq.
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street N.E.
Washington D.C.  20549

Re:	Capital Guardian Funds Trust (the “Trust”)
File Nos.: 333-191807 and 811-22899

Dear Ms. Miller:

We are responding to the Staff’s oral comments and suggestions provided on December 30, 2013, with respect to Pre-Effective Amendment No. 1 to the Trust’s Registration Statement (the “Registration Statement”) filed on Form N-1A/A on behalf of the Trust’s initial series, Capital Guardian Core Balanced Fund (the “Fund”) on December 23, 2013 (SEC Accession No. 0000894189-13-006954).  We have addressed all of the Staff’s comments as indicated below. For your convenience, your comments and headings have been reproduced with responses following each comment.

PROSPECTUS

Similarly Managed Accounts (Page 10)

1.	Staff Comment: Please delete “institutional” from the first sentence of the first paragraph or explain why retail accounts are not included in the Composite.

Response: The Trust undertakes to make the requested revision.  In addition, the Trust responds by iterating that no retail accounts are included in the Composite because all accounts composing the Composite are institutional accounts.  No accounts with similar strategies or objectives that are managed by Mr. Morse are excluded from the Composite, thus the presentation of the Composite performance does not cause it to be misleading.

2.
Staff Comment:  The Trust’s previous response to the Staff’s comment 7(b) states that “[a]ll accounts comprising the Composite are non-taxable institutional accounts…”.  Please explain why only non-taxable accounts are included in the Composite and state whether such presentation is misleading.

Response:   No non-taxable accounts are included in the Composite because all accounts with similar strategies and objectives that are appropriate for the Composite are non-taxable accounts.  No accounts with similar strategies or objectives that are managed by Mr. Morse are excluded from the Composite, thus the presentation of the Composite performance does not cause it to be misleading.

3.
Staff Comment:  Please state generally that, in accordance with the no-action relief provided in Nicholas-Applegate Mutual Funds, the exclusion of any accounts does not make the presentation of Composite performance misleading.

Response: The Trust states that the exclusion of any accounts does not make the presentation of the Composite performance misleading.

4.	Staff Comment: Please explain that the performance was achieved during a period of time while Mr. Morse was with two different investment advisory firms.

Response: The Trust undertakes to add the following sentence to the first paragraph:

“The performance of the Composite shown in the chart below was achieved while Mr. Morse was a portfolio manager at two different investment advisory firms.”

5.	Staff Comment: Please explain why the Wall Street Fund’s performance was not included as part of Mr. Morse’s similarly managed accounts.

Response:  The investment strategy of the Wall Street Fund (“WSF”) differed from that of the Fund in that it was 100% invested in equity securities only.  In addition, for a short portion of the time that Mr. Morse managed the Wall Street Fund he served as part of a team. Based on the difference in strategies and the portion of time WSF was managed by a team, the Trust determined that it was not appropriate to include its performance in the Composite.

6.	Staff Comment: Include in the Prospectus a summary explanation of the method used to calculate the performance of the Composite.

Response: The Trust undertakes to add the following disclosure before the last sentence of the second paragraph under “Similarly Managed Accounts”:

 “The Composite’s performance is calculated in accordance with Global Investment Performance Standards (GIPS), and has been examined by an independent registered public accounting firm. The method used to calculate the composite’s performance differs from the SEC’s standardized method of calculating performance, and may produce different results.”

7.	Staff Comment:	In the footnote to the total annualized returns, please state that the Russell 1000® Index measures the performance of the mid- to large-cap segment of the U.S. equity universe.

Response: The Trust undertakes to make the requested revision.

8.
Staff Comment: In the footnote to the total annualized returns, please state that the Barclays Capital Intermediate Government Credit Index measures the performance of the short to intermediate (1-10 year) government and corporate fixed rate debt issues and is an unmanaged index and includes fixed rate debt issues rated investment grade or higher.

Response: The Trust undertakes to make the requested revision.

9.	Staff Comment: State that all remaining exhibits will be filed with the next pre-effective amendment.

Response: The Trust confirms that all remaining exhibits will be filed with the next pre-effective amendment.

*     *     *     *     *     *

The Trust acknowledges the following:

1.	The Trust and the Funds are responsible for the adequacy and accuracy of the disclosure in the filings;
2.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
3.
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust and the Funds from full responsibility for the adequacy and accuracy of the disclosure in the filings; and

4.	The Trust and the Funds may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

I trust that the above responses and revisions adequately address your comments.  Any changes or applicable undertakings discussed in the responses above are being filed with the Trust’s second pre-effective amendment to its Registration Statement, filed concurrently with this response. If you have any additional questions or require further information, please contact Alia Vasquez at (414) 765-6620.

Very truly yours,

/s/ Brian Kirkpatrick
Brian Kirkpatrick, President
Capital Guardian Funds Trust

cc:	Thomas R. Westle, Esq., Blank Rome LLP